NOVUS ROBOTICS INC.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7
telephone (905) 672-7669

June 27, 2012

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief David Burton Jay Webb Joseph McCann

Re:	Novus Robotics Inc. Form 8-K Filed April 20, 2012 File No. 000-53006

To Whom It May Concern:

On behalf of Novus Robotics, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated May 17, 2012 (the “SEC Letter”) regarding the Current Report on Form 8-K (the “Current Report”).

Share Exchange Agreement, page 2

1.           In accordance with the staff’s comments, the disclosure regarding each material agreement, including the share exchange agreement, the stock purchase agreement and the termination agreement, has been revised to identify the parties to the respective agreement and to describe the material terms and conditions.

2.           In accordance with the staff's comments, the disclosure has been expanded to further explain the development of the Company's business and to respond to the nature of the questions presented in the SEC Letter.

Securities and Exchange Commission
Page Two
June 26, 2012

Certificate of Amendment, page 2

3.           Management's prior understanding was that until the Company's common stock is registered under the Exchange Act of 1934, as amended (the “Exchange Act”), the Company is subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act, which are the periodic reports and do not include Section 14. Therefore, the Company did not file an information statement under Section 14(c) but intends to file an information statement within one week from the date of this letter.

Description of Business Operations, page 3

4.           In accordance with the staff’s comments, please be advised that the Current Report has been revised to identify the relationships between the current officers and directors of the Company and the officers and directors of D&R Technology Inc.

5.           In accordance with the staff’s comments, please be advised that the disclosure has been amended to further describe the Company's products and services.

6.           In accordance with the staff's comments, please be advised that the disclosure has been amended to reflect that Johnson Controls is the Company's main customer and that any agreements are mere purchase orders.

7.           In accordance with the staff's comments, please be advised that the disclosure has been amended to clarify the nature of current relationships with major automotive companies. The Company does not have any written agreements but relies on purchase orders with current customers.

8.           In accordance with the staff's comments, please be advised that the disclosure has been amended to describe who manufactures the Company's products and the nature of agreements with principal supplies.

9.           In accordance with the staff's comments, please be advised that the disclosure has been amended to describe the location and general character of the Company's property, including that use for manufacturing and distribution.

Securities and Exchange Commission
Page Three
June 27, 2012

11.           In accordance with the staff's comments, please be advised that the disclosure has been amended to describe in detail the Company's reliance on third party licenses only for the automated control portion of the system. The Company purchases the computers logic component from Rockwell automation and pays a yearly fee to enable it to get updates/upgrades and technical support tot he logic part of the system. There are no written agreements regarding licenses.

12.           In accordance with the staff's comments, please be advised that the Current Report has been revised to reflect that $746,000 was incurred by the Company during the past two years as research and development costs.

13.           In accordance with the staff's comments, please be advised that the Current Report has been revised to reflect that the Company's systems are not patented and the risks related thereto.

14.           In accordance with the staff's comments, please be advised that the Current Report has been revised to indicate the source of the market press releases relied upon by management.

Because the corporation has yet to comply, page 8

15.           In accordance with the staff’s comments, please be advised that the Current Report has been revised to indicate those requirements regarding general corporate governance that the Company has yet to comply with.

The Corporation's officers and directors and insiders, page 10

16.           Please be advised that the Company does not have any written agreements with its customers, suppliers or other third parties.

Cautionary Statement, page 11

17.           Please be advised that the Current Report has been revised to delete the cautionary statement provision.

Securities and Exchange Commission
Page Four
June 27, 2012

Management's Discussion and Analysis, page 12

18.           In accordance with the staff's request, please be advised that the Current Report has been revised to include a discussion explaining the financial figures regarding results of operations and liquidity and capital resources.

19.           In accordance with the staff's request, please be advised that the Current Report has been revised to include the critical accounting estimates relied upon by the auditors.

20.           In accordance with the staff's request, please be advised that the Current Report has been revised to include disclosure regarding D Mecatronic's revenues for first quarter of 2011 and the reasons for change in level of revenue.

21.           In accordance with the staff's comments, please be advised that the Current Report has been revised to disclose the fact that the Company is in the process of being accepted as a global prototype supplier, which could have a material impact on projected revenues.

22.           In accordance with the staff's comments, please be advised that the Current Report has been revised to reflect that no compensation has been paid by the Company for public relations or investor relations.

Security Ownership, page 14

23.           In accordance with the staff's request, please be advised that the Current Report has been revised to include disclosure as to the persons who exercise shared voting and dispositive powers with respect to the shares held in the record name of D Mecatronics.

24.           Please be advised that the most current shareholder's list from the transfer agent has been relied upon with regards to the disclosure pertaining to the beneficial ownership chart.

Securities and Exchange Commission
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June 27, 2012

Executive Officers and Directors, page 14

25.           In accordance with the staff’s comments, please be advised that the Current Report has been revised to further the disclosure on each individual regarding their respective biography.

Certain Relationships and Related Transactions, page 18

26.           In accordance with the staff’s comments, please be advised that the Current Report has been revised accordingly.

Description of Securities, page 18

27.           In accordance with the staff’s comments, please be advised that the Current Report has been revised to reflect the number of record holders of the Company's securities.

28.           In accordance with the staff's comments and after review of the filings with the Nevada Secretary of State, please be advised that the Current report has been revised to include disclosure regarding the authorized preferred stock.

29.           In accordance with the staff's comments, please be advised that the Current Report has been revised to include disclosure regarding sale of shares under Rule 144.

30.           Please be advised that management has no knowledge regarding sale of shares under the registration statement filed in 2007.

Description of Common Stock, page 19

31.           Please be advised that in accordance with the staff’s comments, the Current report has been revised to include further disclosure regarding the common stock and new disclosure regarding the preferred stock and rights attributable to the specific designations.

Securities and Exchange Commission
Page Six
June 27, 2012

Market Price and Dividends, page 19

32.           In accordance with the staff's comments, please be advised that the Company's trading symbol is "

Indemnification, page 19

33.           In accordance with the staff's comments, please be advised that the Current Report has been revised to include disclosure regarding indemnification provisions as set forth in the Articles of Incorporation.

Exhibit 99.1

34.           Please be advised that the fiscal year end for D Mecatronics was at March 31st. The Company changed its fiscal year end to December 31st. Thus, the statements submitted were based on the change in the fiscal year end date of December 31st and not March 31st.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-5

Revenue Recognition, page F-7

35.           In accordance with the staff's comments, please be advised that the financial statement footnote regarding revenue recognition has been revised to include further disclosure indicating the nature of all material revenue transactions and accounting policies. The Company also confirms that it recognizes revenue only if a sales transaction meets each of the criteria outlined at SAB Topic 13(A)(1).

Note 6, Income Taxes, page F-8

36.           In accordance with the staff's comments, please be advised that the financial statement footnote regarding income taxes has been revised to provide all disclosure required by FASB ASC 740-10-50.

Securities and Exchange Commission
Page Seven
June 27, 2012

Exhibit 99.2

37.           In accordance with the staff's comments, please be advised that the comments provided by the SEC towards clarified disclosure have been made.

38.           In accordance with the staff's comments, please be advised that the financial statements have been revised to reference all pro forma adjustments to notes clearly explaining how the adjustments were determined, including underlying assumptions.

39.           In accordance with the staff's comments, please be advised that the pro forma consolidated statement of operations has been revised to disclose pro forma basic and diluted earnings per share.

Exhibits

40.           Please be advised that the Company does not have any material agreements to be filed as exhibits.

41.           Please be advised that the Company intends to file a separate current report on Form 8-K regarding Item 5.03, which will include as an exhibit the current amendment to the articles of incorporation changing the corporate name and all prior amendments thereto.

42.           Please be advised that the Company does not have any written agreements to be filed as an exhibit relating to the risk factor on page 7.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission
Page Eight
June 27, 2012

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Novus Robotics Inc.

By:  /s/ Berardino Paolucci
        President//Chief Executive Officer